Filed by RiskMetrics Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.

(Commission File No.: 1-33928)

Set forth below are sample questions and answers for internal use in responding to requests for information relating to the proposed merger between RiskMetrics Group, Inc. and MSCI, Inc.

RMG CONFIDENTIAL INFORMATION—FOR INTERNAL USE ONLY

DO NOT DISTRIBUTE EXTERNALLY IN PART OR IN WHOLE

FAQ—MSCI and RiskMetrics Group Merger

1) Can you describe the relationship between MSCI and RiskMetrics Group?

•                  MSCI has signed a definitive merger agreement to acquire RiskMetrics Group.

•                  The transaction is currently expected to close by the end of MSCI’s third fiscal quarter 2010, subject to certain customary conditions, including approval by RiskMetrics’ stockholders, the receipt by MSCI of the proceeds of the debt financing for the transaction, and the receipt of antitrust clearance and other customary regulatory approvals.

2) Can you describe MSCI’s businesses?

•                  Led by Henry Fernandez, Chief Executive Officer, MSCI, Inc., is a leading global provider of investment decision support tools. MSCI Inc. products include indices and portfolio risk and performance analytics for use in managing equity, fixed income and multi-asset class portfolios.

•                  The company’s flagship products are the MSCI International Equity Indices, which include over 120,000 indices calculate daily across more than 70 countries, and the Barra risk models and portfolio analytics, which cover 58 equity and 49 fixed income markets.

•                  MSCI Inc. is headquartered in New York, with research and commercial offices around the world.

3) Why did MSCI decide to acquire RiskMetrics Group?

•                  The transaction accelerates MSCI’s long stated goal of becoming a preeminent provider of investment decision support tools in the world.

•                  This powerful combination brings together a number of internationally recognized brands to create a global research-based, client-centric organization dedicated to delivering world class investment decision support tools to financial institutions worldwide.

•                  There are two primary strategic motivations behind the merger:

1)            Significantly expand the risk management business

a)              Provide clients with an integrated suite of complimentary portfolio risk management tools.

b)             MSCI will offer a seamless, integrated front and middle office portfolio risk management tool.

c)              And, the merger significantly expands the scale of the analytics product line.

2)            Potential to create new MSCI indices based on ESG and CFRA databases and analytics.

4) Why did RiskMetrics decide to partner with MSCI?

•                  The need to understand risk as part of the investment process is critical and that need is only going to increase over the next ten years.

•                  In addition, we have seen that our clients are looking for providers to bring them a broader more complete set of solutions.

•                  As such, we saw an attractive opportunity to combine with MSCI to create the preeminent provider of industry standard tools for portfolio risk management with scale across all asset classes.

•                  This combination gives us the size and scope to address the top-to-bottom risk management needs of a broad range of customers, while enabling the combined company to increase our investment in new product development, which is essential to our industry.

5) What are the benefits of the merger for RiskMetrics and MSCI clients?

•                  Individually, MSCI and RiskMetrics have an in-depth understanding of the challenges facing their respective clients. Combined they have significant global expertise across both client and market segments.

•                  MSCI’s expertise in equity risk management models and tools, coupled with RiskMetrics’ successful multi-asset class risk management platform, will result in a best of breed portfolio risk management product offering which can be integrated across the front and middle office.

•                  The transaction will bring together a number of powerful brands including MSCI, Barra and RiskMetrics, significantly expanding the existing product offering from MSCI.

•                  Our goal is to provide clients with a much broader range of investment decision tools accessible from one global provider.

6) Can you describe how the two companies’ workforces will combine?

•                  The merger will result in a combined workforce of around 2,000 employees in 20 countries, and will generate exciting career opportunities as the combined company leverages its collective strengths and resources to expand in both existing and new markets.

•                  MSCI and RiskMetrics are both committed to the success of their employees, accomplished through teamwork, accountability, client focus and demonstrating respect for co-workers, clients and partners.

•                  These success factors, among others, reinforce a strong commitment to growth and the long-term sustainability of the business.

7) What are the next steps for two companies?

•                  The merger is subject to customary closing conditions for transactions of this nature.

•                  Until that time, RiskMetrics Group is operating as business as usual.

•                  Should this merger be finalized, we will issue additional communications that outline the transition process so that we can arrive at the goal of becoming one company.

###

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI.  MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.